Filing by Columbia Funds Series Trust pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Company:
Columbia Funds Series Trust II (SEC File No. 811-21852)

Prospectus Supplement – September 13, 2012 to the Prospectus(es), as supplemented, of each of the following funds:
Fund	Prospectus(es) Dated
Columbia Connecticut Tax-Exempt Fund	3/1/2012
Columbia Diversified Bond Fund	10/28/2011
Columbia Emerging Markets Opportunity Fund	3/1/2012
Columbia Frontier Fund	3/1/2012
Columbia Government Money Market Fund	4/1/2012
Columbia High Yield Opportunity Fund	10/1/2011
Columbia Large Cap Value Fund	7/1/2012
Columbia LifeGoal® Income Portfolio	6/1/2012
Columbia Massachusetts Tax-Exempt Fund	3/1/2012
Columbia Mid Cap Growth Opportunity Fund	4/1/2012
Columbia Multi-Advisor International Value Fund	3/1/2012
Columbia Portfolio Builder Moderate Aggressive Fund	6/1/2012
Columbia Portfolio Builder Moderate Conservative Fund	6/1/2012
Columbia Select Small Cap Fund	8/1/2012
Columbia Small Cap Growth Fund II	7/1/2012
Columbia Variable Portfolio - High Income Fund	5/1/2012
Columbia Variable Portfolio - Mid Cap Growth Fund	5/1/2012
Columbia Variable Portfolio - Money Market Fund	5/1/2012

(each, an Acquired Fund)

In August/September 2012, the Board of Trustees of each Acquired Fund approved a proposal to merge the Acquired Fund with and into the corresponding acquiring fund listed in the table below (each, an Acquiring Fund). Each merger, except for the merger of Columbia Variable Portfolio - Mid Cap Growth Fund with and into Columbia Variable Portfolio - Mid Cap Growth Opportunity Fund, is expected to be a tax-free reorganization for U.S. federal income tax purposes. The merger of Columbia Variable Portfolio - Mid Cap Growth Fund with and into Columbia Variable Portfolio - Mid Cap Growth Opportunity Fund is expected to be treated for U.S. federal income tax purposes as a contribution of assets by the Acquired Fund in exchange for partnership units of the Acquiring Fund, followed by a liquidation of the Acquired Fund. More information about each Acquiring Fund and the definitive terms of each of the proposed mergers will be included in proxy materials.

Each of the mergers identified in the table below is subject to certain conditions, including approval by shareholders of the Acquired Fund. It is currently anticipated that proxy materials regarding the mergers will be distributed to shareholders of the Acquired Funds, and to owners of the variable annuity contracts or variable life insurance policies, as applicable, that are shareholders of the Acquired Funds, later this year or in early 2013, and that meetings of shareholders to consider the mergers will be held in the first half of 2013.

Acquired Fund	Acquiring Fund
Columbia Connecticut Tax-Exempt Fund	Columbia Tax-Exempt Fund
Columbia Diversified Bond Fund	Columbia Intermediate Bond Fund
Columbia Emerging Markets Opportunity Fund	Columbia Emerging Markets Fund

Acquired Fund	Acquiring Fund
Columbia Frontier Fund	Columbia Small Cap Growth Fund I
Columbia Government Money Market Fund	Columbia Money Market Fund
Columbia High Yield Opportunity Fund	Columbia High Yield Bond Fund
Columbia Large Cap Value Fund	Columbia Equity Value Fund
Columbia LifeGoal® Income Portfolio	Columbia Portfolio Builder Conservative Fund
Columbia Massachusetts Tax-Exempt Fund	Columbia Tax-Exempt Fund
Columbia Mid Cap Growth Opportunity Fund	Columbia Mid Cap Growth Fund
Columbia Multi-Advisor International Value Fund	Columbia Overseas Value Fund
Columbia Portfolio Builder Moderate Aggressive Fund	Columbia LifeGoal® Balanced Growth Portfolio
Columbia Portfolio Builder Moderate Conservative Fund	Columbia LifeGoal® Income and Growth Portfolio
Columbia Select Small Cap Fund	Columbia Small Cap Growth Fund I
Columbia Small Cap Growth Fund II	Columbia Small Cap Growth Fund I
Columbia Variable Portfolio - High Income Fund	Columbia Variable Portfolio - Income Opportunities Fund
Columbia Variable Portfolio - Mid Cap Growth Fund	Columbia Variable Portfolio - Mid Cap Growth Opportunity Fund
Columbia Variable Portfolio - Money Market Fund	Columbia Variable Portfolio - Cash Management Fund

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (SEC) and becomes effective, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained, when available, by visiting www.columbiamanagement.com. The prospectus/proxy statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

Shareholders should retain this Supplement for future reference.

S-6400-37 A (9/12)